Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2026

The board (the “Board”) of directors (the “Directors”) of MINISO Group Holding Limited (the “Company”) is pleased to announce the interim consolidated results of the Company and its subsidiaries (the “Group”) for the six months ended June 30, 2026 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2025. These interim results have been reviewed by the audit committee of the Board (the “Audit Committee”).

In this announcement, “we”, “us”, “our” and “MINISO” refer to the Company and where the context otherwise requires, the Group.

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the six months ended June 30,		Year-over-Year (“YoY”)
	2025	2026	Change (%)

	(Renminbi (“RMB”) in thousands, except percentages and per share data)
Revenue	9,393,112	11,498,901	22.4%
Gross profit	4,156,918	5,093,676	22.5%
Operating profit	1,545,949	1,639,910	6.1%
Adjusted operating profit(1)	1,587,364	1,486,199	(6.4)%
Adjusted operating profit excluding FX(1)(2)	1,550,794	1,628,637	5.0%
Profit before taxation	1,194,191	1,296,990	8.6%
Profit for the period	905,990	956,591	5.6%
Profit for the period attributable to:
– Equity shareholders of the Company	906,030	961,551	6.1%
– Non-controlling interests	(40)	(4,960)	12,300.0%
Earnings per ordinary share (the “Share”):
–Basic (RMB)	0.74	0.79	6.8%
–Diluted (RMB)	0.73	0.79	8.2%
Adjusted net profit(1)	1,279,503	1,079,115	(15.7)%
Adjusted net profit excluding FX(1)(2)	1,242,933	1,221,553	(1.7)%
Adjusted net earnings per Share(1)
–Basic (RMB)	1.04	0.89	(14.4)%
–Diluted (RMB)	1.04	0.89	(14.4)%
Adjusted EBITDA(1)	2,187,605	2,255,529	3.1%

Notes:

(1)	Non-IFRS measures. For details, please see section headed “Non-IFRS Financial Measures” below.

(2)	“FX” refers to net foreign exchange gain or loss for the period.

NON-IFRS FINANCIAL MEASURES

In evaluating the business, MINISO considers and uses adjusted operating profit, adjusted operating margin, adjusted effective tax rate, adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, and adjusted basic and diluted net earnings per Share and adjusted basic and diluted net earnings per American Depositary Share (the “ADS”) as supplemental measures to review and assess its core business performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted operating profit as operating profit for the period excluding (i) equity-settled share-based payment expenses and (ii) gain or loss from fair value changes of an investment in a limited partnership investing in the AI industry. MINISO calculates adjusted operating margin by dividing adjusted operating profit by revenue for the same period. MINISO defines adjusted effective tax rate as the effective tax rate excluding the tax impact of adjusted items, under non-IFRS financial measures. MINISO defines adjusted net profit as profit for the period excluding (i) equity-settled share-based payment expenses, (ii) gain or loss from fair value change of derivatives, (iii) issuance cost of derivatives, (iv) interest expenses related to the equity linked securities issued by the Company in January 2025 (the “Equity Linked Securities”) and interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui Superstores Co., Ltd (永輝超市股份有限公司) (“Yonghui”), (v) share of profit or loss of Yonghui, net of tax, (vi) changes in fair value of redemption liabilities arising from preferred shares, and (vii) gain or loss from fair value changes of an investment in a limited partnership investing in the AI industry. MINISO calculates adjusted net margin by dividing adjusted net profit by revenue for the same period. MINISO defines adjusted EBITDA as adjusted net profit plus (i) depreciation and amortization, (ii) finance costs excluding interest expenses related to the Equity Linked Securities and interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui, and (iii) income tax expense. Adjusted EBITDA margin is computed by dividing adjusted EBITDA by revenue for the period. MINISO computes adjusted basic and diluted net earnings per Share by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of Shares used in the basic and diluted earnings per Share calculation on an IFRS basis. MINISO computes adjusted basic and diluted net earnings per ADS in the same way as it calculates adjusted basic and diluted net earnings per Share, except that it uses the number of ADSs used in the basic and diluted earnings per ADS calculation on an IFRS basis as the denominator instead of the number of Shares. Starting from the first quarter of 2026, to more accurately reflect the Company’s core business performance, the Company has adopted revised definitions of adjusted operating profit and adjusted net profit by excluding gain or loss from fair value changes of an investment in a limited partnership investing in the AI industry from the calculation of these items. The Company recorded loss of nil and RMB829.0 thousand, and gain of RMB25.4 million and RMB53.8 million from fair value changes of an investment in a limited partnership investing in the AI industry for the three months ended March 31, June 30, September 30, and December 31, 2025, respectively. To ensure comparability, the Company has retrospectively adjusted its non-IFRS financial measures for prior periods.

MINISO presents these non-IFRS financial measures because they are used by the management to evaluate its core business performance and formulate business plans. These non-IFRS financial measures enable the management to assess its core business results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its core business performance in the future. Accordingly, MINISO believes that the use of these non-IFRS financial measures provides useful information to investors and others in understanding and evaluating its core business results in the same manner as the management and the Board.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tools. One of the key limitations of using these non-IFRS financial measures is that they do not reflect all items of income and expense that affect MINISO’s core business. Further, these non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-IFRS financial measures should not be considered in isolation or construed as alternatives to operating profit, operating margin, effective tax rate, profit, net profit margin, basic and diluted earnings per Share and basic and diluted earnings per ADS, as applicable, or any other measures of performance or as indicators of MINISO’s core business performance. Investors are encouraged to review MINISO’s historical non-IFRS financial measures in light of the most directly comparable IFRS financial measures, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO’s data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted operating profit and adjusted operating profit excluding FX to operating profit, and reconciles our adjusted net profit, adjusted net profit excluding FX and adjusted EBITDA to net profit, for the six months ended June 30, 2025 and 2026.

	For the six months ended June 30,
	2025	2026

	(RMB in thousands)
Operating profit	1,545,949	1,639,910
Add back:
Equity-settled share-based payment expenses	40,586	123,723
Loss/(gain) from fair value changes of an investment in a limited partnership investing in the AI industry	829	(277,434)

Adjusted operating profit (a non-IFRS measure)	1,587,364	1,486,199
Add back:
Net foreign exchange (gain)/loss	(36,570)	142,438

Adjusted operating profit excluding FX(1)	1,550,794	1,628,637

Profit for the period	905,990	956,591
Add back:
Equity-settled share-based payment expenses(2)	40,586	123,723
Loss from fair value change of derivatives(2)(3)	39,748	141,336
Issuance cost of derivatives(2)(4)	44,664	–
Interest expenses related to the Equity Linked
Securities and the bank loans used for acquisition of the equity interest in Yonghui(2)	128,351	147,820
– Interest expenses related to the Equity Linked Securities(2)(5)	89,885	101,388
–Interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui(2)	38,466	46,432
Share of loss/(profit) of Yonghui, net of tax(2)	119,335	(60,289)
Changes in fair value of redemption liabilities(2)	–	47,368
Loss/(gain) from fair value changes of an investment in a limited partnership investing in the AI industry(2)(6)	829	(277,434)

Adjusted net profit (a non-IFRS measure)	1,279,503	1,079,115
Add back:
Net foreign exchange (gain)/loss	(36,570)	142,438
Adjusted net profit excluding FX(1)	1,242,933	1,221,553

Adjusted net profit (a non-IFRS measure)	1,279,503	1,079,115
Add back:
Depreciation and amortization	554,016	739,113
Finance costs excluding interest expenses related to the Equity Linked Securities and the bank loans used for acquisition of the equity interest in Yonghui	65,885	96,902
Income tax expense	288,201	340,399
Adjusted EBITDA (a non-IFRS measure)	2,187,605	2,255,529

Notes:

(1)	“FX” refers to net foreign exchange gain or loss for the period.

(2)	These adjustment items have been excluded from the calculation of adjusted net profit as the Company does not consider such items to be indicative of its performance of core business.

(3)	The gain or loss from fair value change of derivatives was a non-cash gain or expense that was related to the fair value of the Equity Linked Securities and call spread. It was determined primarily by movements in the underlying share price.

(4)	The issuance cost of derivatives was a one-off expense that was related to the Equity Linked Securities.

(5)	For the first half of 2026, the RMB101,388,000 interest expenses related to the Equity Linked Securities included RMB91,979,000 non-cash portion and RMB9,409,000 cash expense (for the six months ended June 30, 2025: interest expenses of RMB89,885,000, of which non-cash portion was RMB80,815,000 and cash expense was RMB9,070,000).

(6)	Gain or loss from fair value changes of an investment in a limited partnership investing in the AI industry was included in other net income or loss, which was an unrealized gain or loss.

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

We are a global high-growth value retailer offering a variety of trendy lifestyle products featuring distinctive IP design. Since we opened our first store in Chinese mainland in 2013, we have successfully built two brands – “MINISO” and “TOP TOY”. Our flagship brand “MINISO” has grown into a globally recognized retail brand that offers a frequently-refreshed assortment of lifestyle products through an extensive store network worldwide. Our products cover diverse consumer needs and consumers are drawn to MINISO for our products’ trendiness, creativeness, high quality and affordability.

During the six months ended June 30, 2026, the total number of MINISO stores in Chinese mainland and overseas markets increased from 8,151 as of December 31, 2025 to 8,309 as of June 30, 2026. The number of TOP TOY stores increased from 334 as of December 31, 2025 to 365 as of June 30, 2026. For the six months ended June 30, 2026, the aggregate GMV of the Group reached approximately RMB19.9 billion.

Brands and Products

Our MINISO products are organized across three core pillars: lifestyle, beauty and toys. For the six months ended June 30, 2026, we launched an average of around 1,400 SKUs in “MINISO” channels per month, and offered consumers a wide selection of products, the vast majority of which are under the “MINISO” brand. The extensive SKU portfolio enables the successful deployment of our big-store format while creating a more immersive in-store experience for customers.

Under the “TOP TOY” brand, we offered around 15,000 SKUs as of June 30, 2026 across major pop toy categories such as model figures, 3D building blocks, vinyl plush toys and others.

Store Network

As of June 30, 2026, we served consumers primarily through a network of 8,309 MINISO stores, including 4,665 MINISO stores in Chinese mainland and 3,644 MINISO stores in overseas markets. The following table shows the number of MINISO stores in Chinese mainland and overseas markets as of the dates presented:

	As of June 30,
	2025	2026
Number of MINISO stores

Chinese mainland	4,305	4,665
Directly operated stores	20	15
Stores operated under Retail Partner model	4,258	4,624
Stores operated under distributor model	27	26

Overseas markets	3,307	3,644
Directly operated stores	579	795
Stores operated under Retail Partner model	425	439
Stores operated under distributor model	2,303	2,410
Total	7,612	8,309

We have expanded our TOP TOY store network in Chinese mainland since 2020. TOP TOY began to expand to overseas markets since 2024. This strategic move aligns with the Company’s plan to expand globally and strengthen its brand presence. As of June 30, 2026, we had a total of 365 TOP TOY stores, 317 of which are located in Chinese mainland. The following table shows the number of TOP TOY stores in Chinese mainland and overseas markets as of the dates presented:

	As of June 30,
	2025	2026
Number of TOP TOY stores

Chinese mainland	283	317
Directly operated stores	33	33
Stores operated under Retail Partner model	250	284

Overseas markets	10	48
Directly operated stores	5	30
Stores operated under Retail Partner model	–	4
Stores operated under distributor model	5	14
Total	293	365

Store operations in Chinese mainland

As of June 30, 2026, apart from 15 directly operated MINISO stores, 26 MINISO stores operated under distributor model, 33 directly operated TOP TOY stores, all of our other MINISO and TOP TOY stores in Chinese mainland were operated under Retail Partner model.

The following table shows the aggregate numbers of MINISO stores in Chinese mainland for the periods indicated:

	For the six months ended June 30,
	2025	2026
Directly operated stores
Number of stores at the beginning of the period	25	18
Net (decrease) in number of stores during the period	(5)	(3)
Number of stores at the end of the period	20	15

Stores operated under Retail Partner model
Number of stores at the beginning of the period	4,335	4,522
Net (decrease)/increase in number of stores during the period	(77)	102
Number of stores at the end of the period	4,258	4,624

Stores operated under distributor model
Number of stores at the beginning of the period	26	28
Net increase/(decrease) in number of stores during the period	1	(2)
Number of stores at the end of the period	27	26

The following table shows the aggregate numbers of MINISO stores in Chinese mainland by city-tiers as of the dates indicated:

	As of June 30,
	2025	2026
Number of MINISO stores in Chinese mainland
First-tier cities	572	611
Second-tier cities	1,774	1,928
Third- and lower-tier cities	1,959	2,126
Total	4,305	4,665

The Retail Partner model represents a mutually beneficial relationship between us and our Retail Partners, where we achieve rapid store network expansion with consistent brand image and consumer experience in an asset-light manner, and our Retail Partners attain attractive investment opportunities. Our Retail Partners are also motivated to maintain a loyal relationship with us. As of June 30, 2026, there were 1,173 Retail Partners that invested in MINISO stores in Chinese mainland, and 656 of them had invested for over three years. We had one distributor for the MINISO brand in Tibet, China as of June 30, 2026. As of the date of this announcement, there has been no conversion of our franchisees in Chinese mainland from a Retail Partner to a distributor, or vice versa.

The following table shows the number of our Retail Partners that invested in MINISO stores in Chinese mainland for the periods indicated:

	For the six months ended June 30,
	2025	2026
Number of Retail Partners at the beginning of the period(1)	1,071	1,157
Net increase in number of Retail Partners during the period	8	16
Number of Retail Partners at the end of the period(1)	1,079	1,173

Note:

(1)	The number of Retail Partners at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us on that date.

The majority of our TOP TOY stores in Chinese mainland are operated under the Retail Partner model as well. As of June 30, 2025 and 2026, we had 70 and 77 Retail Partners operating TOP TOY stores, respectively. Some Retail Partners in Chinese mainland may invest in both MINISO and TOP TOY stores.

Store operations in overseas markets

We have adopted flexible store operation models, including direct operation, Retail Partner model and distributor model, as we expand our global networks, depending on the growth potential, local regulation and other factors in the markets. In consideration of the evolving local regulatory requirements, market conditions and their operational needs, our overseas franchisees may sometimes convert from a Retail Partner to a distributor, or vice versa.

As of June 30, 2026, in overseas markets, there were 795 stores directly operated by us and, 439 and 2,410 stores operated under the Retail Partner model and distributor model respectively.

The following table shows the aggregate number of MINISO stores in overseas markets for the periods indicated:

	For the six months ended June 30,
	2025	2026
Directly operated stores
Number of stores at the beginning of the period	503	700
Net increase in number of stores during the period	76	95
Number of stores at the end of the period	579	795

Stores operated under Retail Partner model
Number of stores at the beginning of the period	404	432
Net increase in number of stores during the period	21	7
Number of stores at the end of the period	425	439

Stores operated under distributor model
Number of stores at the beginning of the period	2,211	2,451
Net increase/(decrease) in number of stores during the period	92	(41)
Number of stores at the end of the period	2,303	2,410

The following table shows the aggregate number of the distribution of MINISO stores in overseas markets by region as of the dates indicated:

	As of June 30,
	2025	2026
Number of MINISO stores in overseas markets
Asia excluding China	1,695	1,793
North America	394	536
Latin America	661	726
Europe	319	356
Others	238	233
Total	3,307	3,644

In the majority of overseas markets, we expand our store network by collaborating with local distributors with abundant local resources and retail experiences. In addition, we have also opened up Retail Partner model in some overseas markets to broaden our footprint with an asset-light approach.

The following table shows the number of our distributors and Retail Partners in MINISO overseas markets for the periods indicated:

	For the six months ended June 30,
	2025	2026
Number of distributors in overseas markets
Number of distributors at the beginning of the period(1)	252	282
Net increase in number of distributors during the period(2)	17	10	(3)
Number of distributors at the end of the period(1)	269	292

Number of Retail Partners in overseas markets
Number of Retail Partners at the beginning of the period(1)	114	108
Net increase in number of Retail Partners during the period	3	4	(4)
Number of Retail Partners at the end of the period(1)	117	112

Notes:

(1)	Number of distributors or Retail Partners at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us at that date.

(2)	Change of contracting entities by the same distributor is not taken into account in the calculation of numbers of new or terminated distributors.

(3)	The increase in the number of distributors for the six months ended June 30, 2026 was primarily due to the increase in the number of distributors in India.

(4)	The increase in the number of Retail Partners for the six months ended June 30, 2026 was primarily due to the increase in the number of Retail Partners in Italy.

Other Key Operating Data

The following tables set forth certain of our key operating data of MINISO stores in Chinese mainland and overseas markets, respectively:

	For the six months ended June 30,
	2025	2026
MINISO stores in Chinese mainland

Total GMV(1) (RMB in millions)	7,800	9,464
Total number of transactions (in millions)	198.9	230.6
Total sales volume of SKUs (in millions)	527.4	598.7
Average spending per transaction (RMB)	39.2	41.0
Average selling price (RMB)	14.8	15.8
Same-store(2) GMV Growth (%)	down low-single digit	up mid-single digit

Notes:

(1)	Includes GMV generated through MINISO offline stores and Online to Offline (“O2O”) platforms.

(2)	Includes stores that had been open for at least 15 months prior to the beginning of the relevant comparative period and were in normal operating status as of the end of each such period.

	For the six months ended June 30,
	2025	2026
MINISO stores in overseas markets

Total GMV (RMB in millions)	7,330	8,293
Asia excluding China	2,567	2,429
North America	1,414	1,911
Latin America	2,257	2,606
Europe	744	905
Others	348	442

Same-store(1) GMV Growth(2) (%)	down low-single digit	down low-single digit
Asia excluding China	down low-single digit	down high-single digit
North America	down low-single digit	up mid-single digit
Latin America	down mid-single digit	up low-single digit
Europe	down low-single digit	down mid-single digit
Others	up high-single digit	up low-single digit

Notes:

(1)	Includes stores that had been open for at least 15 months prior to the beginning of the relevant comparative period and were in normal operating status as of the end of each such period.

(2)	To exclude the impact from foreign currency fluctuation, such growth is calculated by translating current period same-store GMV in foreign currencies using the prior year’s monthly average exchange rate.

The following table sets forth the GMV of MINISO brand in worldwide through online channels for the periods indicated:

	For the six months ended June 30,
	2025	2026

	(RMB in millions)
MINISO brand worldwide
Total GMV through online channels(1)	558	859

Note:

(1)	Excludes GMV through O2O platforms which is accounted for in GMV through offline channels.

Our TOP TOY brand started operating in December 2020 in Chinese mainland. For the six months ended June 30, 2026, our TOP TOY brand achieved a total GMV of RMB1,332 million through multi-channels: (1) RMB896 million from TOP TOY stores in Chinese mainland and RMB62 million from TOP TOY stores in overseas markets; (2) RMB167 million through online channels; and (3) RMB207 million of GMV from other channels.

The following table sets forth certain of our key operating data of TOP TOY stores in Chinese mainland:

	For the six months ended June 30,
	2025	2026
TOP TOY stores in Chinese mainland

Total GMV (RMB in millions)	795	896
Total number of transactions (in millions)	7.2	8.7
Total sales volume of SKUs (in millions)	14.2	17.2
Average spending per transaction (RMB)	109.8	103.3
Average selling price (RMB)	56.1	52.2

Marketing and Consumer Engagement

We launched our MINISO membership program in Chinese mainland in August 2018 and expanded to overseas market afterwards. As of June 30, 2025 and June 30, 2026, the number of MINISO members with at least one purchase over the past 12 months was approximately 56 million and 83 million, respectively.

The total cumulative number of MINISO members in Chinese mainland increased by 31.0% from approximately 101 million as of June 30, 2025 to approximately 132 million as of June 30, 2026. During the six months ended June 30, 2026, GMV generated from registered members contributed 77.4% of our total GMV in Chinese mainland, and approximately 55.0% of the MINISO members in Chinese mainland made at least one purchase over the past 12 months.

The total cumulative number of MINISO members in the United States increased by 107.1% from approximately 2.8 million as of June 30, 2025 to approximately 5.8 million as of June 30, 2026. During the six months ended June 30, 2026, GMV generated from registered members contributed 60.1% of our total GMV in the United States, and approximately 67.4% of the MINISO members in the United States made at least one purchase over the past 12 months.

RECENT DEVELOPMENTS AFTER THE REPORTING PERIOD

There were no significant events that might affect us since the end of the Reporting Period and up to the date of this announcement.

Business Outlook

Confronting the dynamic macroeconomic and geopolitical landscape, the Group has demonstrated significant resilience and operational agility, underpinned by years of overseas expansion experience, diversified global footprint and robust global operational capabilities. Looking ahead to the second half of 2026, we will continue to focus on store network upgrades, IP strategy and global development, and remain committed to delivering high-quality growth.

For our MINISO brand in Chinese mainland, we will remain focused on achieving high quality growth by expanding and upgrading our store network to promote a relaxing and engaging shopping experience filled with delightful surprises and treasure-hunting elements that keep our customers coming back again. As part of this effort, we have strategically introduced new store formats such as MINISO SPACE, MINISO LAND, MINISO FRIENDS and SUPER MINISO,

and are deepening our IP strategy through our big-store model, designed to deliver an elevated, immersive consumer experience that strengthens brand engagement and sets a new benchmark for our retail presence. We will continue to unlock sales potential via different themed store formats while introducing new product offerings with aesthetically refined designs, high product quality and compelling affordability. By optimizing product-market fit, and fully leveraging our multi-channel sales capabilities, we aim to create strong synergies across our diversified product offerings.

For our MINISO brand in overseas markets, we will firmly pursue our globalization strategy by expanding store footprint internationally, adopting diversified yet locally tailored approaches suited to different overseas markets, and further strengthening our cooperation with overseas business partners to capture local market trends globally. Through continued IP collaborations and strategic roll-out of key products across markets, we will continue to enhance MINISO brand awareness through product differentiation, market adaptation and ongoing store model upgrades. As our globalization deepens, we will further drive our robust development in overseas markets through enhancing operational efficiency and effective localization of management across each geographic region.

For our TOP TOY brand, we are pleased to see its steady progress in global store expansion and the continuous enrichment of its proprietary IP portfolio. Looking ahead, we will continue to optimize TOP TOY’s product offerings and enhance operational efficiency to grow market share and strengthen brand image.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the six months ended June 30,
	2025	2026
	(RMB in thousands)
Revenue	9,393,112	11,498,901
Cost of sales	(5,236,194)	(6,405,225)

Gross profit	4,156,918	5,093,676
Other income	5,370	6,679
Selling and distribution expenses	(2,181,022)	(3,045,031)
General and administrative expenses	(503,656)	(590,943)
Other net income	98,239	196,657
Credit loss on trade and other receivables	(13,450)	(14,663)
Impairment loss on non-current assets	(16,450)	(6,465)

Operating profit	1,545,949	1,639,910
Finance income	65,836	32,749
Finance costs	(194,236)	(244,722)

Net finance costs	(128,400)	(211,973)

Share of (loss)/profit of equity-accounted investees, net of tax	(138,946)	57,757
Changes in fair value of redemption liabilities	–	(47,368)
Other expenses	(84,412)	(141,336)

Profit before taxation	1,194,191	1,296,990
Income tax expense	(288,201)	(340,399)

Profit for the period	905,990	956,591

Profit for the period attributable to:
– Equity shareholders of the Company	906,030	961,551
– Non-controlling interests	(40)	(4,960)

Revenue

Our total revenue was RMB11,498.9 million for the six months ended June 30, 2026 (for the six months ended June 30, 2025: RMB9,393.1 million), representing an increase of 22.4% year over year.

Revenue from MINISO brand increased by 21.6% to RMB10,513.2 million, mainly driven by (i) an increase of 26.2% in revenue from Chinese mainland, powered by its mid-single digit same-store GMV growth, and (ii) an increase of 14.9% in revenue from overseas markets, with low-single-digit decline in same-store GMV. Overseas markets revenue contributed 38.6% of revenue from MINISO brand, compared to 40.9% for the six months ended June 30, 2025.

Revenue from TOP TOY brand increased by 32.7% year over year to RMB984.6 million.

Cost of Sales

Our cost of sales was RMB6,405.2 million for the six months ended June 30, 2026 (for the six months ended June 30, 2025: RMB5,236.2 million), representing an increase of 22.3% year over year.

Gross Profit and Gross Margin

Our gross profit was RMB5,093.7 million for the six months ended June 30, 2026 (for the six months ended June 30, 2025: RMB4,156.9 million), representing an increase of 22.5% year over year, and gross margin was 44.3% for the six months ended June 30, 2026 (for the six months ended June 30, 2025: 44.3%).

Selling and Distribution Expenses

Our selling and distribution expenses were RMB3,045.0 million for the six months ended June 30, 2026 (for the six months ended June 30, 2025: RMB2,181.0 million), representing an increase of 39.6% year over year. Excluding equity-based compensation expenses, our selling and distribution expenses were RMB2,961.5 million for the six months ended June 30, 2026 (for the six months ended June 30, 2025: RMB2,167.1 million), representing an increase of 36.7% year over year.

The YoY expenses increase as percentages of revenue was broken down as follows: (i) a 1.0-percentage-point rise in depreciation and amortisation and rental expenses for directly-operated stores; (ii) a 0.5-percentage-point uptick in promotion and advertising expenses; (iii) a 0.5-percentage-point increase in licensing expenses, reflecting the Company’s strategic investments in IP development to build foundations for future growth; and (iv) an approximate 0.4-percentage-point increase in payroll expenses excluding equity-based compensation expenses, largely attributable to overseas operations. Logistics expenses as a percentage of revenue remained stable at around 1.7%, flat year over year.

General and Administrative Expenses

Our general and administrative expenses were RMB590.9 million for the six months ended June 30, 2026 (for the six months ended June 30, 2025: RMB503.7 million), representing an increase of 17.3% year over year. Excluding equity-settled share-based payment expenses, our general and administrative expenses were RMB550.8 million for the six months ended June 30, 2026 (for the six months ended June 30, 2025: RMB477.0 million), representing an increase of 15.5% year over year, which were primarily attributable to the increase in personnel-related expenses in relation to the growth of our business.

Other Net Income

Our other net income was RMB196.7 million for the six months ended June 30, 2026 (for the six months ended June 30, 2025: RMB98.2 million). The YoY increase was mainly due to an unrealized mark-to-market gain of RMB277.4 million arising from fair value changes of an investment in a limited partnership investing in the AI industry, which was partially offset by a net foreign exchange loss of RMB142.4 million, compared to a net foreign exchange gain of RMB36.6 million for the six months ended June 30, 2025.

Operating Profit

As a result of the foregoing, we recorded operating profit of RMB1,639.9 million for the six months ended June 30, 2026, (for the six months ended June 30, 2025: RMB1,545.9 million).

Net Finance Costs

Our net finance costs were RMB212.0 million for the six months ended June 30, 2026 (for the six months ended June 30, 2025: RMB128.4 million). The YoY increase was mainly attributable to the decrease in interest income as a result of decreased principal in bank deposit, and increased finance costs. The increase in finance costs was mainly due to (i) increased interest expenses on lease liabilities in line with the Company’s investment in directly operated stores; (ii) increased interest expenses in relation to the Equity Linked Securities, and (iii) increased interest expenses mainly attributable to a borrowing in connection with the acquisition of the equity interest in Yonghui.

Changes in Fair Value of Redemption Liabilities

Our changes in fair value of redemption liabilities was RMB47.4 million for the six months ended June 30, 2026 (for the six months ended June 30, 2025: nil), which was a non-cash loss arising from preferred shares issued by TOP TOY in connection with its strategic financing in 2025.

Income Tax Expense

We recorded income tax expense of RMB340.4 million for the six months ended June 30, 2026 (for the six months ended June 30, 2025: RMB288.2 million).

Share of Profit/(Loss) of Equity-Accounted Investees, Net of Tax

Our share of profit of equity-accounted investees, net of tax was RMB57.8 million for the six months ended June 30, 2026 (for the six months ended June 30, 2025: share of loss of RMB138.9 million). The YoY improvement was primarily attributable to the Company’s share of profit in Yonghui of RMB60.3 million, compared to a share of loss in the prior-year period. This reflected Yonghui’s return to profitability during the first half of 2026, driven by its ongoing store-remodeling program, strengthened private-label merchandise portfolio, and improved gross margin and operating expense discipline, as disclosed in Yonghui’s 2026 interim report. The share of profit in Yonghui has been excluded in the Company’s non-IFRS financial measures, as it relates to the operating results of an associated company rather than the underlying performance of MINISO’s own business.

Other Expenses

Our other expenses were RMB141.3 million for the six months ended June 30, 2026 (for the six months ended June 30, 2025: RMB84.4 million), mainly attributable to loss from a fair value change of certain derivative under mark-to-market impact, which was in relation to the Equity Linked Securities.

Profit for the Period

We recorded a profit of RMB956.6 million for the six months ended June 30, 2026 (for the six months ended June 30, 2025: RMB906.0 million). The YoY increase was primarily attributable to (i) the unrealized mark-to-market gain of RMB277.4 million from fair value changes of an investment in a limited partnership investing in the AI industry, and (ii) RMB60.3 million share of profit from our investment in Yonghui. Such positive contributions were partially offset by

(i) higher selling and distribution expenses, (ii) net foreign exchange loss of RMB142.4 million, reversing the net foreign exchange gain of RMB36.6 million recorded for the six months ended June 30, 2025, (iii) increased net finance costs explained above, and (iv) a loss arising from changes in fair value of redemption liabilities arising from preferred shares issued by TOP TOY in connection with its strategic financing in 2025.

Adjusted Net Profit (a non-IFRS measure)

We recorded an adjusted net profit of RMB1,079.1 million for the six months ended June 30, 2026 (for the six months ended June 30, 2025: RMB1,279.5 million) which represents profit for the period excluding (i) equity-settled share-based payment expenses, (ii) gain or loss from fair value change of derivatives, (iii) issuance cost of derivatives, (iv) interest expenses related to the Equity Linked Securities and interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui, (v) changes in fair value of redemption liabilities arising from preferred shares, (vi) share of profit or loss of Yonghui, net of tax, and (vii) gain or loss from fair value changes of an investment in a limited partnership investing in the AI industry.

Adjusted EBITDA (a non-IFRS measure)

We recorded an adjusted EBITDA of RMB2,255.5 million for the six months ended June 30, 2026 (for the six months ended June 30, 2025: RMB2,187.6 million), which represents adjusted net profit plus (i) depreciation and amortization, (ii) finance costs excluding interest expenses related to the Equity Linked Securities and interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui, and (iii) income tax expense.

Net Cash from Operating Activities and Free Cash Flow

For the six months ended June 30, 2026, our net cash from operating activities was RMB1,475.4 million (for the six months ended June 30, 2025: RMB1,014.2 million), capital expenditure was RMB724.6 million (for the six months ended June 30, 2025: RMB434.8 million) and free cash flow was RMB750.8 million (for the six months ended June 30, 2025: RMB579.4 million).

Current Ratio

Our current ratio decreased from 1.9 as of June 30, 2025 to 1.6 as of June 30, 2026, primarily due to the increase in trade payables related to our inventories, short-term loans and borrowings, redemption liabilities arising from preferred shares related to TOP TOY’s strategic financing, and lease liabilities relating to directly operated stores.

OTHER INFORMATION ABOUT OUR FINANCIAL PERFORMANCE

Liquidity and Source of Funding

During the six months ended June 30, 2026, we funded our cash requirements principally through cash generated from our operations. As of June 30, 2026, our cash, cash equivalents, restricted cash, term deposits, and other investments recorded in current assets were RMB7,394.2 million (as of December 31, 2025: RMB7,087.9 million).

Material Acquisitions and Disposals

We did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities or associated companies during the six months ended June 30, 2026.

Significant Investments

In September 2024, our Company acquired an aggregate of 2,668,135,376 shares in Yonghui (representing approximately 29.4% of its entire issued share capital at the time of the acquisition) (the “Yonghui Acquisition”). Yonghui, a listed company on the Shanghai Stock Exchange (stock code: 601933), is a retail chain operator featuring fresh produce management, mainly operates hypermarkets, supermarkets and community supermarkets, and has approximately 403 outlets spanning across about 24 provinces and municipalities across the Chinese mainland as of December 31, 2025. The Yonghui Acquisition was approved by our shareholders at our extraordinary general meeting held on January 17, 2025, and was completed in the first quarter of 2025. For details, please refer to our announcement dated September 23, 2024 and our circular dated November 22, 2024.

Our equity interest in Yonghui has been accounted for as investments in associates using the equity method in our consolidated financial statements since its completion. As of December 31, 2025, we continued to hold approximately 29.4% of the issued share capital of Yonghui. For the six months ended June 30, 2026, we recorded a gain of RMB60.3 million for the investment in Yonghui. As we continue to be optimistic about the development of the offline retail industry in Chinese mainland, we believe that the investment in Yonghui is in line with the Group’s investment strategy.

Save as disclosed above, we did not make or hold any other significant investments during the six months ended June 30, 2026.

Future Plans for Material Investments or Capital Assets

As of June 30, 2026, we did not have detailed future plans for material investments or capital assets.

Pledge of Assets

As of June 30, 2026, our equity interests in equity-accounted investees of approximately RMB3,866.2 million were pledged as securities for obtaining banking borrowings, an industry common practice for borrowings used for acquisitions.

As of June 30, 2026, our land use rights for the headquarters building with a carrying amount of approximately RMB1,571.0 million were pledged as collateral for obtaining banking borrowings, an industry common practice for project financing.

Cash Management Policy

We believe we can make better use of our cash by making appropriate investments in short-term investment products, which generate income without interfering with our business operation or capital expenditures. Our investment decisions with respect to financial products are made on a case-by-case basis and after due and careful consideration of a number of factors, including, but not limited to, the market conditions, the economic developments, the anticipated investment conditions, the investment cost, the duration of the investment and the expected benefit and potential loss of the investment. We have established a set of internal control measures which allow us to achieve reasonable returns on our investment while mitigating our exposure to high investment risks. These policies and measures were formulated by our senior management.

In order to make full use of idle funds, improve the utilization rate of surplus funds, and increase our income, under the premise of not affecting our normal business activities, subject to approval from our chief financial officer, we may purchase a certain amount of wealth management products from financial institutions. According to our internal policies, the manager of our treasury department should make proposals to invest in wealth management products to our chief financial officer and such proposals must be reviewed and approved by our chief financial officer. In assessing a proposal to invest in wealth management products, a number of criteria must be met, including but not limited to the following:

•	the purchase of wealth management products is limited to low-risk products such as term deposits, principal-guaranteed and interest-paying products, treasury notes issued by banks, and wealth management products with risk level below R2. The purchase of high-risk financial instruments such as securities and futures is strictly prohibited.

•	the expected return of the purchased wealth management products should be not lower than bank’s deposit interest rate for term deposits of the same period, the product structure should be relatively simple, and the purchases should be made from financial institutions with large operation scale, overall strength and good credit standing.

•	the treasury department is responsible for setting up a detailed ledger for wealth management products, the manager of the treasury department manages the financial products, and tracks the progress and safety of wealth management products. In the event of an abnormal situation, the manager of the treasury department should report the situation to the chief financial officer in a timely manner so that we can take effective measures immediately to reduce potential losses.

Gearing Ratio

As of June 30, 2026, our gearing ratio was 82.9%, calculated as loans and borrowings divided by total equity as of the end of the period and multiplied by 100%.

Foreign Exchange Risk

Our financial reporting currency is RMB and changes in foreign exchange rates can significantly affect our reported results and consolidated trends. In addition, our results of operations, including margins, are affected by the fluctuation in foreign exchange rates. Our international operations generate revenues primarily in U.S. dollars. Generally, a weakening of RMB against U.S. dollar has a positive effect on our results of operations, while a strengthening of RMB against U.S. dollar has the opposite effect. We have not used any derivative financial instruments to hedge exposure to such risk. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of RMB against U.S. dollar would have an adverse effect on RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on U.S. dollar amounts available to us.

Contingent Liabilities

Securities class action

In August 2022, a putative federal securities class action was filed against us and certain of its officers and Directors (“Defendants”), alleging that Defendants made misleading misstatements or omissions regarding our business operations and financials in violation of the Securities Act of 1933 and the Securities Exchange Act of 1934. The action is captioned In re MINISO Group Holding Limited Securities Litigation , 1:22-cv-09864 (S.D.N.Y.). Lead plaintiff was appointed in November 2022 and filed the operative complaint to the court. Defendants filed a motion to dismiss the complaint, and the motion was granted by the court in February 2024, with leave to amend. Plaintiffs filed a motion for reconsideration of the court’s decision, which was rejected by the court. Plaintiffs filed a further amended complaint on April 30, 2025. We and other defendants filed a motion to dismiss that complaint, which was granted by the court on March 31, 2026, with prejudice. Plaintiffs have appealed the dismissal. Briefing for the appeal, pending before the United States Court of Appeals for the Second Circuit, is ongoing. As this case remains in its preliminary stage, as of June 30, 2026, the Directors were currently unable to predict the timing, outcome, potential damages or loss, if any, associated with the resolution of it.

Capital Commitment

As of June 30, 2026, our capital commitment was RMB170.5 million, compared to RMB630.9 million as of June 30, 2025, which was mainly attributable to the construction of the headquarters building.

Employees and Remuneration

We had a total of 8,519 full-time employees as of June 30, 2026, including 3,198 in Chinese mainland and 5,321 in certain overseas countries and regions, up from 7,204 full-time employees as of June 30, 2025. The following table sets forth the number of our employees categorized by function as of June 30, 2026.

Function	Number of Employees
Product Development and Supply Chain Management	1,600
General and Administrative	691
Operations	5,920
Sales and Marketing	83
Technology	225
Total	8,519

Our total remuneration cost incurred for the six months ended June 30, 2026 was RMB1,237.0 million, while it was RMB929.9 million for the six months ended June 30, 2025.

The number of employees employed by us varies from time to time depending on needs and employees are remunerated based on industry practice. The remuneration policy and package of the Group’s employees are periodically reviewed. Apart from pension funds and in-house training programs, discretionary bonuses, share awards and share options from our share incentive plan may be awarded to employees according to the assessment of individual performance.

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for us to safeguard the interests of shareholders and to enhance corporate value and accountability.

Compliance with the Corporate Governance Code

We have complied with all the applicable code provisions of the Corporate Governance Code (the “Corporate Governance Code”) set forth in Part 2 of Appendix C1 to the Rules Governing the Listing of Securities (the “Listing Rules”) on the Stock Exchange of Hong Kong Limited (the “HKEX”) for the six months ended June 30, 2026, save for the following.

Code provision C.2.1 of the Corporate Governance Code recommends, but does not require, that the roles of chairman of the Board and chief executive officer should be separate and should not be performed by the same individual.

We deviate from this code provision as we do not have a separate chairman and chief executive officer and Mr. Ye Guofu (“Mr. Ye”) currently performs these two roles of the Company. Mr. Ye is our founder and has extensive experience in our business operations and management. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within our Group and enables more effective and efficient overall strategic planning for our Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable our Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of our Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

Compliance with the Model Code for Securities Transactions by Directors

We have adopted the Management Trading of Securities Policy (the “Code”), with terms no less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and each of the Directors has confirmed that he/she has complied with the Code during the six months ended June 30, 2026.

Audit Committee

We have established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The Audit Committee comprises three independent non-executive Directors, namely Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping. Ms. XU Lili, being the chairwoman of the Audit Committee, is appropriately qualified as required under Rule 3.10(2) of the Listing Rules.

The primary duties of the Audit Committee are:

(a)	to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

(b)	to review the adequacy of our internal control over financial reporting; and

(c)	to review all related party transactions for potential conflict of interest situations and approve all such transactions.

The Audit Committee has reviewed our unaudited interim financial information for the six months ended June 30, 2026. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by us and internal control and financial reporting matters with our senior management members.

In addition, our independent auditor, Ernst & Young, has reviewed our unaudited interim financial information for the six months ended June 30, 2026 in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” as issued by the Hong Kong Institute of Certified Public Accountants.

OTHER INFORMATION

Dividend Policy

On March 31, 2026, the Board has approved the amendment of the dividend policy adopted by the Company to amend the definition of adjusted net profit under the dividend policy, pursuant to which the Company could declare and distribute dividends in an amount equal to approximately 50% of the adjusted net profit (a non-IFRS measure defined as profit for the period after excluding certain items as determined by the management such as share-based payments, non-cash charges, non-operating items and non-recurring items) each year, with the exact calculation and amount to be determined and announced by the Board from time to time based on the Company’s financial performance and cash position prior to the declaration and distribution. For details, please see section headed “Non-IFRS Financial Measures” above.

Purchase, Sale or Redemption of the Company’s Listed Securities

During the six months ended June 30, 2026, the Company repurchased a total of 15,770,000 ordinary Shares at an aggregate consideration (including all the relevant expenses) of HK$431.2 million on the HKEX and a total of 1,330,957 ADSs at an aggregate consideration (including all the relevant expenses) of US$20.5 million on the New York Stock Exchange (the “NYSE”). As of the date of this announcement, all of the repurchased Shares and ADSs have been cancelled. The total number of Shares and ADSs cancelled for the repurchases made during the six months ended June 30, 2026 represents approximately 1.7% of the Company’s total share capital as of June 30, 2026.

Particulars of the repurchases made by the Company during the six months ended June 30, 2026 are as follows:

HKEX

	No. of Shares	Price paid per Share		Aggregate consideration paid (including all the relevant
Trading Month	repurchased	Highest price	Lowest price	expenses)
		(HK$)	(HK$)	(HK$’000)
January 2026	557,800	38.00	36.30	20,908
February 2026	586,600	38.00	35.12	21,698
March 2026	1,380,200	35.48	30.10	45,225
April 2026	60,600	32.70	31.66	1,958
May 2026	1,180,800	25.78	24.42	30,054
June 2026	12,004,000	26.56	25.08	311,322

NYSE

	No. of Shares	Price paid per Share		Aggregate consideration paid (including) all the relevant
Trading Month	repurchased	Highest price	Lowest price	expenses
		(US$)	(US$)	(US$’000)
January 2026	414,468	4.88	4.60	1,979
February 2026	735,076	4.88	4.52	3,486
March 2026	1,384,152	4.43	3.83	5,764
April 2026	61,584	4.13	4.08	253
May 2026	374,400	3.17	3.09	1,182
June 2026	2,354,148	3.41	3.23	7,818

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the HKEX or on the NYSE (including sale of treasury shares as defined under the Listing Rules) during the six months ended June 30, 2026. The Company did not hold any treasury shares (as defined under the Listing Rules) as of June 30, 2026.

Use of Proceeds from Equity Linked Securities

In January 2025, we entered into a subscription agreement with UBS AG Hong Kong Branch and The Hongkong and Shanghai Banking Corporation Limited for the issuance of Equity Linked Securities, which were convertible debt securities that shall be settled wholly in cash, with an aggregate principal amount of US$550,000,000 and an expected maturity date on January 14, 2032. Further, we and UBS AG, London Branch and The Hongkong and Shanghai Banking Corporation Limited entered into a call spread (the “Call Spread”), which was separate from, but is part and parcel of the Equity Linked Securities.

The Equity Linked Securities were issued to raise funds in order to further grow the Company and its operations and to finance the Company’s share repurchase programs. The Call Spread is generally expected to reduce potential dilution to the Shares and offset cash payments that the Company will be required to make in excess of the principal amount of the Equity Linked Securities upon exercise of the Equity Linked Securities. This would give the Company greater financial flexibility and reduce the risk exposure of the Company to market fluctuations during the tenor of the Equity Linked Securities to a pre-determined range.

We raised total net proceeds of US$457,079,647 (equivalent to HK$3,553,839,963) from the offering and sale of the Equity Linked Securities and the Call Spread, after deducting fees, commissions, expenses, and net cost of entry into the Call Spread.

The initial exercise price of the Equity Linked Securities was US$8.2822 per Share, subject to adjustment upon the occurrence of certain customary prescribed corporate actions. As a result of the distribution of the final cash dividend for the fiscal year ended December 31, 2024 (the “2024 Final Dividend”), the interim cash dividend for the six months ended June 30, 2025 (the “2025 Interim Dividend”) and the final cash dividend for the fiscal year ended December 31, 2025 (the “2025 Final Dividend”), the Equity Linked Securities exercise price was adjusted from US$8.2822 per Share to US$8.1516 per Share with effect from April 9, 2025, being the date immediately after the record date of the 2024 Final Dividend, and to US$8.0314 per Share with effect from September 6, 2025, being the date immediately after the record date of the 2025 Interim Dividend, and further to US$7.8525 per Share with effect from April 21, 2026, being the date immediately after the record date of the 2025 Final Dividend.

The Company expects to fully utilize the residual amount of the net proceeds in accordance with such intended purposes within 36 months from January 14, 2025, the date of completion of the issuance of the Equity Linked Securities.

For further details, please refer to the announcements of the Company dated January 7, 2025 and January 14, 2025 in relation to the issuance of the Equity Linked Securities and the entering into of the Call Spread by our Company and the announcements dated April 24, 2025, August 29, 2025 and April 21, 2026 for the relevant adjustments made pursuant to the 2024 Final Dividend, 2025 Interim Dividend and 2025 Final Dividend, respectively.

As of June 30, 2025, December 31, 2025 and June 30, 2026, the Group had utilized the net proceeds as set out in the table below:

Purpose	Amount of net proceeds	Amount of net proceeds utilized during the six months ended June 30, 2025	Amount of net proceeds unutilized as of June 30, 2025	Amount of net proceeds utilized during the year ended December 31, 2025	Amount of net proceeds unutilized as of December 31, 2025	Amount of net proceeds utilized during the six months ended June 30, 2026	Amount of net proceeds unutilized as of June 30, 2026
	(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)
Overseas store network expansion, supply chain optimization and development, brand building and promotion, additional overseas working capital and other general corporate purposes	1,777	250	1,527	819	958	481	477

Purchase of the Shares and/or ADSs (each representing four Shares) from time to time pursuant to the share repurchase programs	1,777	373	1,404	599	1,178	591	587
Total	3,554	623	2,931	1,418	2,136	1,072	1,064

Note:

(1)            Based on the exchange rate of US$1.00=HK$7.80.

Dividend

On March 31, 2026, the Board approved the distribution of a final cash dividend in the amount of US$0.3764 per ADS or US$0.0941 per Share, which has been paid on April 29, 2026 for holders of Shares and May 4, 2026 for holders of ADSs. The aggregate amount of cash dividend paid was approximately US$114.5 million (RMB792.2 million at an exchange rate of RMB6.9194 to US$1.0000).

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2026.

Unaudited consolidated statement of profit or loss

(Expressed in thousands of Renminbi, except for per share data)

		For the six months ended June 30,
	Notes	2025	2026
		RMB’000	RMB’000
Revenue	4	9,393,112	11,498,901
Cost of sales	5	(5,236,194)	(6,405,225)

Gross profit		4,156,918	5,093,676
Other income		5,370	6,679
Selling and distribution expenses	5	(2,181,022)	(3,045,031)
General and administrative expenses	5	(503,656)	(590,943)
Other net income	6	98,239	196,657
Credit loss on trade and other receivables		(13,450)	(14,663)
Impairment loss on non-current assets		(16,450)	(6,465)

Operating profit		1,545,949	1,639,910
Finance income		65,836	32,749
Finance costs		(194,236)	(244,722)

Net finance costs	7	(128,400)	(211,973)

Share of (loss)/profit of equity-accounted investees, net of tax		(138,946)	57,757
Changes in fair value of redemption liabilities		–	(47,368)
Other expenses		(84,412)	(141,336)

Profit before taxation		1,194,191	1,296,990
Income tax expense	8	(288,201)	(340,399)

Profit for the period		905,990	956,591

Attributable to:
Equity shareholders of the Company		906,030	961,551
Non-controlling interests		(40)	(4,960)

Profit for the period		905,990	956,591

Earnings per share
Basic earnings per share (RMB)	9	0.74	0.79
Diluted earnings per share (RMB)	9	0.73	0.79

Unaudited consolidated statement of profit or loss and other comprehensive income

(Expressed in thousands of Renminbi)

	For the six months ended June 30,
	2025	2026
	RMB’000	RMB’000
Profit for the period	905,990	956,591

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	11,675	(77,115)
Share of other comprehensive income of associates	–	2,720

Other comprehensive income/(loss) for the period	11,675	(74,395)

Total comprehensive income for the period	917,665	882,196

Attributable to:
Equity shareholders of the Company	917,401	894,228
Non-controlling interests	264	(12,032)

Total comprehensive income for the period	917,665	882,196

Unaudited consolidated statement of financial position (Expressed in thousands of Renminbi)

	Notes	As at December 31, 2025	As at June 30, 2026
		RMB’000	RMB’000
ASSETS
Non-current assets
Property, plant and equipment		2,109,385	2,583,756
Right-of-use assets		5,121,039	5,959,936
Intangible assets		94,951	225,543
Goodwill		223,187	210,946
Deferred tax assets		288,679	320,700
Other investments	10	201,727	479,160
Trade and other receivables	12	247,511	292,140
Financial derivative assets		774,103	321,925
Interests in equity-accounted investees		5,486,648	5,555,912

		14,547,230	15,950,018
Current assets
Other investments	10	–	100,351
Inventories	11	3,691,238	3,544,387
Trade and other receivables	12	3,307,129	3,453,949
Cash and cash equivalents	13	6,817,129	7,046,857
Restricted cash and pledged deposits		54,229	5,931
Term deposits		216,567	241,074

		14,086,292	14,392,549

Total assets		28,633,522	30,342,567

Unaudited consolidated statement of financial position (continued)

(Expressed in thousands of Renminbi)

	Notes	As at December 31, 2025	As at June 30, 2026
		RMB’000	RMB’000
EQUITY
Share capital	15(a)	94	94
Additional paid-in capital		2,887,905	2,080,167
Other reserves		2,232,854	1,771,661
Retained earnings		5,497,910	6,459,461

Equity attributable to equity shareholders of the Company		10,618,763	10,311,383
Non-controlling interests		100,508	110,067

Total equity		10,719,271	10,421,450

LIABILITIES
Non-current liabilities
Contract liabilities		22,418	24,362
Loans and borrowings		5,415,416	6,287,885
Other payables	14	72,586	79,802
Lease liabilities		2,713,798	3,463,573
Financial derivative liabilities		1,184,050	858,687
Deferred income		33,053	32,570

		9,441,321	10,746,879
Current liabilities
Contract liabilities		388,746	427,640
Loans and borrowings		1,751,018	2,352,982
Trade and other payables	14	4,516,491	4,428,106
Lease liabilities		950,784	1,114,196
Deferred income		965	965
Current taxation		291,245	247,692
Redemption liabilities arising from preferred shares		573,681	602,657

		8,472,930	9,174,238

Total liabilities		17,914,251	19,921,117

Total equity and liabilities		28,633,522	30,342,567

Unaudited consolidated statement of changes in equity

(Expressed in thousands of Renminbi)

	Attributable to equity shareholders of the Company
	Share capital		Additional paid-in capital	Merger reserve	Treasury shares	Call option on equity	Share-based payment reserve	Translation reserve	PRC statutory reserve	Retained earnings	Total	Non- controlling interests	Total equity
	RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2025	94		4,683,577	117,912	(84,049)	–	1,045,090	42,034	208,139	4,302,177	10,314,974	40,548	10,355,522

Changes in equity for the six months ended June 30, 2025
Profit/(loss) for the period	–		–	–	–	–	–	–	–	906,030	906,030	(40)	905,990
Other comprehensive income for the period	–		–	–	–	–	–	11,371	–	–	11,371	304	11,675

Total comprehensive income for the period	–		–	–	–	–	–	11,371	–	906,030	917,401	264	917,665

Dividend declared and paid to equity shareholders of the Company	–		(726,875)	–	–	–	–	–	–	–	(726,875)	–	(726,875)
Repurchase of shares	–		–	–	(344,490)	–	–	–	–	–	(344,490)	–	(344,490)
Equity settled share-based transactions	–		–	–	–	–	40,586	–	–	–	40,586	–	40,586
Issuance of shares in respect of vesting of restricted share units	–	*	–	–	–	–	–	–	–	–	– *	–	– *
Exercise of share options and subscription of restricted share units	–	*	101	–	–	–	–	–	–	–	101	–	101
Recognition of upper strike warrants	–		–	–	–	650,711	–	–	–	–	650,711	–	650,711
Capital contribution from non-controlling interests	–		–	–	–	–	–	–	–	–	–	6,000	6,000
Deregistration of a subsidiary	–		–	–	–	–	–	–	(301)	–	(301)	–	(301)

Balance at June 30, 2025	94		3,956,803	117,912	(428,539)	650,711	1,085,676	53,405	207,838	5,208,207	10,852,107	46,812	10,898,919

*           The amount was less than RMB1,000.

Unaudited consolidated statement of changes in equity (continued)

(Expressed in thousands of Renminbi)

	Attributable to equity shareholders of the Company
	Share capital		Additional paid-in capital	Merger reserve	Treasury shares	Call option on equity	Share-based payment reserve	Translation reserve	PRC statutory reserve	Share of other comprehensive (loss)/income of equity- accounted investees	Retained earnings	Total	Non- Controlling interests	Total equity
	RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2026	94		2,887,905	117,912	(213,502)	650,711	1,412,959	48,563	217,257	(1,046)	5,497,910	10,618,763	100,508	10,719,271
Changes in equity for the six months ended June 30, 2026
Profit/(loss) for the period	–		–	–	–	–	–	–	–	–	961,551	961,551	(4,960)	956,591
Other comprehensive (loss)/income for the period	–		–	–	–	–	–	(70,043)	–	2,720	–	(67,323)	(7,072)	(74,395)

Total comprehensive (loss)/income for the period	–		–	–	–	–	–	(70,043)	–	2,720	961,551	894,228	(12,032)	882,196

Dividend declared and paid to equity shareholders of the Company	–		(792,163)	–	–	–	–	–	–	–	–	(792,163)	–	(792,163)
Repurchase of shares	–		–	–	(517,593)	–	–	–	–	–	–	(517,593)	–	(517,593)
Equity settled share-based transactions	–		–	–	–	–	123,723	–	–	–	–	123,723	–	123,723
Issuance of shares in respect of vesting of restricted share units	–	*	–	–	–	–	–	–	–	–	–	– *	–	– *
Exercise of share options and subscription of restricted share units	–	*	136	–	–	–	–	–	–	–	–	136	–	136
Capital contribution from noncontrolling interests	–		–	–	–	–	–	–	–	–	–	–	5,880	5,880
Acquisition of non-controlling interests	–		(15,711)	–	–	–	–	–	–	–	–	(15,711)	15,711	–

Balance at June 30, 2026	94		2,080,167	117,912	(731,095)	650,711	1,536,682	(21,480)	217,257	1,674	6,459,461	10,311,383	110,067	10,421,450

*            The amount was less than RMB1,000.

Unaudited consolidated statement of cash flows

(Expressed in thousands of Renminbi)

	For the six months ended June 30,
	2025	2026
	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	1,375,599	1,899,532
Income tax paid	(361,376)	(424,131)

Net cash from operating activities	1,014,223	1,475,401

Cash flows from investing activities
Payments for purchases of property, plant, equipment and intangible assets	(434,774)	(724,622)
Proceeds from disposal of property, plant and equipment and intangible assets	18,301	44,263
Payments for purchases of other investments	(4,934,017)	(9,500,386)
Proceeds from disposal of other investments	5,039,690	9,400,386
Placement of term deposits	(84,028)	(78,559)
Release of term deposits	151,814	196,554
Interest income	62,538	30,980
Investment income from other investments	44,007	24,568
Loan to an equity-accounted investee	–	(13,490)
Acquisition of a subsidiary	4,323	–
Payments for investments in equity-accounted investees	(6,277,893)	(8,300)

Net cash used in investing activities	(6,410,039)	(628,606)

Cash flows from financing activities
Proceeds from subscription of restricted share units and exercise of share options	101	136
Proceeds from loans and borrowings	4,354,718	2,763,823
Repayments of loans and borrowings	(43,467)	(1,297,754)
Payments of capital element and interest element of lease liabilities	(395,762)	(551,492)
Interest paid	–	(74,956)
Payments for repurchase of shares	(303,091)	(532,202)
Dividends paid to equity shareholders of the Company	(726,875)	(792,163)
Payments for purchases of options	(1,207,782)	–
Proceeds from issue of options	650,711	–
Proceeds from issue of the Equity Linked Securities, net of issuance costs	3,842,864	–
Capital injection from non-controlling interests	6,000	5,880

Net cash from/(used in) financing activities	6,177,417	(478,728)

Net increase in cash and cash equivalents	781,601	368,067
Cash and cash equivalents at the beginning of the period	6,328,121	6,817,129
Effect of movements in exchange rates on cash held	5,461	(138,339)

Cash and cash equivalents at the end of the period	7,115,183	7,046,857

36

Notes to the unaudited interim financial information

(Expressed in thousands of Renminbi, unless otherwise indicated)

1.	Basis of preparation

This interim financial report for the six months ended June 30, 2026 has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), including compliance with International Accounting Standard (“IAS”) 34, Interim financial reporting . It was authorized for issue on August 28, 2026.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the consolidated financial statements for the year ended December 31, 2025, except for the accounting policy changes that are expected to be reflected in the 2026 annual financial statements. Details of any changes in accounting policies are set out in Note 2.

The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the consolidated financial statements for the year ended December 31, 2025. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with IFRS Accounting Standards.

The interim financial report is unaudited, but has been reviewed by Ernst & Young in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity , issued by the Hong Kong Institute of Certified Public Accountants.

2.	Changes in accounting policies and disclosures

The accounting policies adopted in the preparation of the interim financial report are consistent with those applied in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2025, except for the adoption of the following amended IFRS Accounting Standard for the first time for the current period’s financial information.

•	Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments
•	Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity
•	Annual Improvements to IFRS Accounting Standards – Volume 11	Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7

The revised standards have had no significant financial effect on these financial statements.

37

3.	Segment reporting

The Group manages its businesses by divisions, which are organized by a mixture of both brands and geography. In a manner consistent with the way in which information is reported internally to the Group’s chief executive officer for the purposes of resource allocation and performance assessment. The Group has presented three reportable segments of MINISO brand-Chinese Mainland, MINISO brand-Overseas and TOP TOY brand for the six months ended June 30, 2025 and 2026. The segment information is as follows:

Reportable segments	Operations

MINISO brand – Chinese Mainland	Design, buying and sale of lifestyle products
MINISO brand – Overseas*	Design, buying and sale of lifestyle products
TOP TOY brand	Design, buying and sale of pop toys

Note:

*	Miniso brand – Overseas comprises overseas entities engaged in cross-border and international product sales, as well as certain investment activities. These investments primarily consist of an investment in an unlisted limited partnership enterprise.

(i)	Segment results and other material items

Information related to each reportable segment is set out below. Segment profit before taxation is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments.

	For the six months ended June 30, 2025
	MINISO brand
	Chinese Mainland	Overseas	Sub-total	TOP TOY brand	Unallocated amounts	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenue	5,114,987	3,534,017	8,649,004	742,058	2,050	9,393,112
Intersegment revenue	1,442,983	2,683	1,445,666	22,986	226,329	1,694,981
Segment revenue	6,557,970	3,536,700	10,094,670	765,044	228,379	11,088,093
Elimination of intersegment revenue						(1,694,981)

Consolidated revenue						9,393,112

Operating profit/(loss)	927,721	583,991	1,511,712	51,027	(16,790)	1,545,949
Finance income	49,352	14,472	63,824	532	1,480	65,836
Finance costs	(15,391)	(46,383)	(61,774)	(4,092)	(128,370)	(194,236)
Other expenses	–	–	–	–	(84,412)	(84,412)
Share of loss of equity-accounted investees, net of tax	–	(19,611)	(19,611)	–	(119,335)	(138,946)

Profit/(loss) before taxation	961,682	532,469	1,494,151	47,467	(347,427)	1,194,191

Income tax expense						(288,201)

Profit for the period						905,990

Other material items
Depreciation and amortization	(128,713)	(344,443)	(473,156)	(64,988)	(15,872)	(554,016)
Credit loss on trade and other receivables	(10,231)	(2,618)	(12,849)	(601)	–	(13,450)
Impairment loss on non-current assets	(204)	(16,246)	(16,450)	–	–	(16,450)
Additions to non-current assets during the period*	317,345	762,393	1,079,738	220,875	155,079	1,455,692

38

	For the six months ended June 30, 2026
	MINISO brand
	Chinese Mainland	Overseas	Sub-total	TOP TOY brand	Unallocated amounts	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenue	6,453,955	4,059,270	10,513,225	984,618	1,058	11,498,901
Intersegment revenue	1,470,527	4,377	1,474,904	961,195	609,312	3,045,411

Segment revenue	7,924,482	4,063,647	11,988,129	1,945,813	610,370	14,544,312

Elimination of intersegment revenue						(3,045,411)

Consolidated revenue						11,498,901

Operating profit/(loss)	1,227,675	490,984	1,718,659	(72,340)	(6,409)	1,639,910
Finance income	16,208	12,835	29,043	3,687	19	32,749
Finance costs	(19,929)	(72,667)	(92,596)	(4,295)	(147,831)	(244,722)
Other expenses	–	–	–	–	(141,336)	(141,336)
Changes in fair value of redemption liabilities	–	–	–	(47,368)	–	(47,368)
Share of (loss)/profit of equity-accounted investees, net of tax	–	(2,532)	(2,532)	–	60,289	57,757

Profit/(loss) before taxation	1,223,954	428,620	1,652,574	(120,316)	(235,268)	1,296,990

Income tax expense						(340,399)

Profit for the period						956,591

Other material items
Depreciation and amortization	(132,565)	(516,881)	(649,446)	(89,120)	(547)	(739,113)
Credit loss on trade and other receivables	(7,768)	(4,890)	(12,658)	(1,318)	(687)	(14,663)
Impairment loss on non-current assets	–	(5,996)	(5,996)	(469)	–	(6,465)
Additions to non-current assets during the period*	309,377	1,756,911	2,066,288	367,527	171,380	2,605,195

Note:

*	The additions to non-current assets include additions to property, plant and equipment, right-of-use assets and intangible assets.

39

(ii)	Segment assets and liabilities

	As at December 31, 2025
	MINISO brand
	Chinese Mainland	Overseas	Sub-total	TOP TOY brand	Unallocated amounts	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment assets	9,469,659	8,530,298	17,999,957	1,561,354	–	19,561,311
Assets relating to construction of headquarters building	–	–	–	–	2,581,183	2,581,183
Assets relating to an investment holding company	–	–	–	–	5,481,951	5,481,951
Apartments for use as staff quarters	–	–	–	–	203,972	203,972
Financial derivative assets	–	–	–	–	774,103	774,103
Other unallocated assets	–	–	–	–	31,002	31,002
Consolidated total assets						28,633,522

Segment liabilities	5,317,417	3,920,933	9,238,350	1,470,008	–	10,708,358
Liabilities relating to construction of headquarters building	–	–	–	–	108,064	108,064
Liabilities relating to an investment holding company	–	–	–	–	3,452,000	3,452,000
Liabilities relating to Equity Linked Securities	–	–	–	–	2,415,667	2,415,667
Financial derivative liabilities	–	–	–	–	1,184,050	1,184,050
Other unallocated liabilities	–	–	–	–	46,112	46,112
Consolidated total liabilities						17,914,251

	As at June 30, 2026
	MINISO brand
	Chinese Mainland	Overseas	Sub-total	TOP TOY brand	Unallocated amounts	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment assets	10,044,996	9,463,649	19,508,645	1,885,455	–	21,394,100
Assets relating to construction of headquarters building	–	–	–	–	2,832,502	2,832,502
Assets relating to an investment holding company	–	–	–	–	5,573,900	5,573,900
Apartments for use as staff quarters	–	–	–	–	199,934	199,934
Financial derivative assets	–	–	–	–	321,925	321,925
Other unallocated assets	–	–	–	–	20,206	20,206
Consolidated total assets						30,342,567

Segment liabilities	4,970,099	5,538,598	10,508,697	1,492,356	–	12,001,053
Liabilities relating to construction of headquarters building	–	–	–	–	1,363,745	1,363,745
Liabilities relating to an investment holding company	–	–	–	–	3,227,630	3,227,630
Liabilities relating to the Equity Linked Securities	–	–	–	–	2,422,931	2,422,931
Financial derivative liabilities	–	–	–	–	858,687	858,687
Other unallocated liabilities	–	–	–	–	47,071	47,071
Consolidated total liabilities						19,921,117

40

(iii)	Geographic information

The geographic information analyses the Group’s revenue and non-current assets by the Group’s country of domicile and other regions. In presenting the geographic information, segment revenue has been based on the geographic location of customers and segment assets are based on the geographic location of the assets.

		For the six months ended June 30,
		2025	2026
		RMB’000	RMB’000
i.	Revenue
	Chinese Mainland	5,827,157	7,283,397
	Asia excluding China	1,227,907	1,266,302
	North America	1,295,324	1,795,587
	Latin America	589,936	530,828
	Europe	273,564	344,035
	Other	179,224	278,752
		9,393,112	11,498,901

		As at December 31, 2025	As at June 30, 2026
		RMB’000	RMB’000
ii.	Non-current assets
	Chinese Mainland	3,963,551	4,518,297
	Asia excluding China	515,983	505,673
	North America	2,210,602	3,057,895
	Europe	633,333	683,037
	Other	472,604	507,419
		7,796,073	9,272,321

Non-current assets exclude deferred tax assets, non-current other investments, non-current term deposits, financial derivative assets and interests in equity-accounted investees.

4.	Revenue

The Group’s revenue is primarily derived from the sale of lifestyle and pop toy products through self-operated stores, franchised stores, offline distributors in the People’s Republic of China (“PRC”) and overseas and online sales conducted through the Group’s self-operated online stores on third-party e-commerce platforms and through online distributors. Other sources of revenue mainly include license fees, sales-based royalties and sales-based management and consultation service fees from franchisees and distributors.

41

(i)	Disaggregation of revenue

In the following table, revenue from contracts with customers is disaggregated by major products and service lines and timing of revenue recognition.

	For the six months ended June 30,
	2025	2026
	RMB’000	RMB’000
Major products/service lines
– Sales of lifestyle and pop toy products
– Retail sales in self-operated stores	2,190,668	2,933,672
– Product sales to franchisees	4,298,817	5,085,947
– Sales to offline distributors	1,512,084	1,502,532
– Online sales	573,208	844,375
– Other sales channels	61,813	14,357
Sub-total	8,636,590	10,380,883

– License fees, sales-based royalties, and sales-based management and consultation service fees
– License fees	63,869	95,947
– Sales-based royalties	80,536	91,279
– Sales-based management and consultation service fees	363,280	434,529

Sub-total	507,685	621,755

– Others*	248,837	496,263

	9,393,112	11,498,901

Timing of revenue recognition
– Point in time	8,873,311	10,808,639
– Over time	519,801	690,262

Revenue from contracts with customers	9,393,112	11,498,901

Note:

*	Others mainly represented sales of fixtures to franchisees and distributors.

For the six months ended June 30, 2026 and 2025, the Group did not have any customers with revenue exceeding 10% of the Group’s total revenue.

(ii)	Seasonality of operations

The Group’s business is subject to seasonal fluctuation, typically with relatively stronger performance in the quarters ended September 30 and December 31, which is mainly due to the higher retail demand in holiday seasons in certain regions. As a result, the Group typically reports lower revenues for the six months ended June 30 than the six months ended December 31.

42

5.	Expenses by nature

	For the six months ended June 30,
	2025	2026
	RMB’000	RMB’000
Cost of inventories (Note 11)	5,081,747	6,131,269
Payroll and employee benefits	929,882	1,237,019
Rental and related expenses	185,788	284,327
Depreciation and amortization	554,016	739,113
Licensing expenses	240,795	356,038
Promotion and advertising expenses	262,544	382,872
Logistics expenses	292,963	435,514
Travelling expenses	61,964	65,658
Other expenses	311,173	409,389
Total cost of sales, selling and distribution and general and administrative expenses	7,920,872	10,041,199

6.	Other net income

	For the six months ended June 30,
	2025	2026
	RMB’000	RMB’000
Net foreign exchange gains/(loss)	36,570	(142,438)
Gains on disposal of property, plants and equipment and intangible assets	2,719	13,494
Investment income from other investments	43,809	26,264
Gains on revaluation of the previously held equity-accounted investees	8,600	–
Scrap income	5,189	7,177
Net change in fair value of other investments	(829)	277,434
Gains relating to cancellation and modification of lease contracts	4,607	6,239
Others	(2,426)	8,487
	98,239	196,657

7.	Net finance costs

	For the six months ended June 30,
	2025	2026
	RMB’000	RMB’000
Finance income
– Interest income	65,836	32,749

Finance costs
– Interest on loans and borrowings	(47,032)	(58,047)
– Interest on the Equity Linked Securities	(89,885)	(101,388)
– Interest on lease liabilities	(57,319)	(85,287)
	(194,236)	(244,722)
Net finance costs	(128,400)	(211,973)

43

8.	Income taxes

(a)	Taxation recognized in consolidated profit or loss:

	For the six months ended June 30,
	2025	2026
	RMB’000	RMB’000
Amounts recognized in consolidated profit or loss
Current tax
Provision for the period	324,216	372,418
Deferred tax
Origination and reversal of temporary differences	(36,015)	(32,019)

Tax expense	288,201	340,399

(b)	Reconciliation between tax expense and accounting profit at applicable tax rates:

	For the six months ended June 30,
	2025	2026
	RMB’000	RMB’000
Profit before taxation	1,194,191	1,296,990

Notional tax on profit before taxation, calculated at the rates applicable to profits in the jurisdictions concerned	330,783	383,526
Tax effect of share-based compensation expenses	(4,562)	8,768
Tax effect of other non-deductible expenses	557	29,068
Effect of preferential tax treatments on assessable profits of certain subsidiaries	(55,001)	(55,137)
Tax effect of additional deduction on research and development costs	(5,478)	(1,632)
Tax effect of exempted and non-taxable income	(1,162)	(3,041)
Effect of unused tax losses being utilized	(12,678)	(1,881)
Effect of deductible temporary differences and unused tax losses not recognized/(being utilized)	42,909	(16,624)
Others	(7,167)	(2,648)
Actual tax expense	288,201	340,399

44

9.	Earnings per share

(a)	Basic earnings per share

For the six months ended June 30, 2026, the calculation of basic earnings per share has been based on the profit attributable to ordinary shareholders of the Company of RMB961,551,000 (six months ended June 30, 2025: RMB906,030,000) and the weighted-average number of ordinary shares outstanding of 1,214,665,186 shares (six months ended June 30, 2025: 1,230,765,469 shares), which were calculated as follows:

	For the six months ended June 30,
	2025	2026
	Number of shares	Number of shares
Issued ordinary share at January 1, 2026 and 2025	1,233,993,805	1,219,135,657
Effect of shares released from share incentive plan	990,027	1,276,292
Effect of repurchase of shares (Note 15(b))	(4,218,363)	(5,746,763)
Weighted average number of ordinary shares	1,230,765,469	1,214,665,186

(b)	Diluted earnings per share

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares.

For the six months ended June 30, 2026, the calculation of diluted earnings per share was based on the profit attributable to ordinary equity shareholders of the Company of RMB961,551,000 (six months ended June 30, 2025: RMB906,030,000) and the weighted average number of ordinary shares of 1,219,243,743 shares (six months ended June 30, 2025: 1,236,003,168 shares), after adjusting by the dilutive effect of share incentive plan, calculated as follows:

	For the six months ended June 30,
	2025	2026
	Number of shares	Number of shares
Weighted average number of ordinary shares, basic	1,230,765,469	1,214,665,186
Dilutive effect of share incentive plan	5,237,699	4,578,557
Weighted average number of ordinary shares, diluted	1,236,003,168	1,219,243,743

10.	Other investments

	As at	As at
	December 31,	June 30,
	2025	2026
	RMB’000	RMB’000
Financial assets measured at fair value through profit or loss:
Non-current
– Investment in an unlisted limited partnership enterprise	201,727	479,160

Current
– Investments in wealth management products	–	100,351

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11.	Inventories

	As at December 31, 2025	As at June 30, 2026
	RMB’000	RMB’000
Finished goods	3,676,409	3,529,242
Low-value consumables	14,829	15,145
	3,691,238	3,544,387

The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	For the six months ended June 30,
	2025	2026
	RMB’000	RMB’000
Carrying amount of inventories sold	5,035,082	6,117,222
Write-down of inventories	46,665	14,047
Cost of inventories recognized in consolidated statements of profit or loss	5,081,747	6,131,269

12.	Trade and other receivables

	Notes	As at December 31, 2025	As at June 30, 2026
		RMB’000	RMB’000
Non-current
Trade receivables		3,263	1,173
Less: loss allowance		(4)	(1)
Trade receivables, net of loss allowance	(ii)	3,259	1,172
Amounts due from related parties		15,575	16,615
Deposits		171,039	200,272
Value-added tax (“VAT”) recoverable		57,638	70,081
Others		–	4,000
		247,511	292,140

Current
Trade receivables	(i)	1,228,178	1,228,358
Less: loss allowance		(77,678)	(87,191)
Trade receivables, net of loss allowance		1,150,500	1,141,167
Amounts due from related parties		78,052	61,531
Miscellaneous expenses paid on behalf of franchisees		737,986	850,779
VAT recoverable		361,691	236,720
Rental deposits		159,224	141,437
Receivables due from online payment platforms and banks	(iii)	113,841	75,086
Prepayments for inventories		99,738	62,409
Prepayments for licensing expenses		91,934	124,826
Prepayments for promotion and advertising expenses		32,970	33,127
Prepayments for repurchase of shares		56,530	71,139
Prepayment for rental		78,764	130,713
Prepaid income tax		69,270	69,554
Others		276,629	455,461
		3,307,129	3,453,949

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Notes:

(i)	All of trade and other receivables classified as current portion are expected to be recovered or recognized as expense within one year.

(ii)	Trade receivables relating to certain sales of fixtures to franchisees are collected by installments within the periods ranging from 18 to 94 months and the portion which is expected to be recovered after one year are classified as non-current. All other trade debtors are due within 30 to 180 days from the date of revenue recognition for both domestic and overseas customers.

(iii)	Receivables due from online payment platforms and banks mainly represented the proceeds of online sales through e-commerce platforms collected by and retained in third-party online payment platforms. Withdrawal of the balances retained in online payment platforms could be made anytime upon the Group’s instructions. The amounts also included those due from banks for offline sales made through customer credit/debit cards and other online payment platforms that require overnight processing by the collection banks.

Aging analysis

As at the end of each reporting period, the aging analysis of trade receivables, based on the invoice date and net of loss allowance, is as follows:

	As at December 31,	As at June 30,
	2025	2026
	RMB’000	RMB’000
Non-current portion
Within 90 days	1,256	48
91 to 180 days	74	43
181 to 360 days	1,130	11
361 to 540 days	570	278
Over 540 days	229	792
	3,259	1,172

Current portion
Within 90 days	812,897	776,435
91 to 180 days	169,547	183,985
181 to 360 days	140,795	149,660
361 to 540 days	15,946	21,677
Over 540 days	11,315	9,410
	1,150,500	1,141,167

13.	Cash and cash equivalents

	As at December 31, 2025	As at June 30, 2026
	RMB’000	RMB’000
Cash on hand	9,666	5,114
Cash at bank	6,807,463	7,041,743
Cash and cash equivalents as presented in the consolidated statements of financial position and in the consolidated statements of cash flows	6,817,129	7,046,857

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14.	Trade and other payables

	Note	As at December 31, 2025	As at June 30, 2026
		RMB’000	RMB’000
Non-current
Payable relating to construction projects		72,586	79,802

Current
Trade payables	(i)	1,551,682	1,209,180
Payroll payable		187,895	149,127
Accrued expenses		372,210	489,096
Other taxes payable		111,984	89,197
Deposits		1,913,182	2,014,341
Payable relating to leasehold improvements		104,523	119,384
Payable relating to construction projects		733	90,953
Amounts due to related parties		8,834	8,333
Others		265,448	258,495
		4,516,491	4,428,106

Note:

The credit period granted by suppliers corresponding to trade payables is 30 to 90 days.

Deposits received from suppliers, distributors and franchisees are expected to be settled in its normal operating cycle and may be settled more than twelve months after the reporting period. All of the other trade payables, other payables, accruals and amounts due to related parties or franchisees are expected to be settled within one year or are repayable on demand.

(i)	Aging analysis

As at the end of each reporting period, the aging analysis of trade payables, based on the invoice date, is as follows:

	As at December 31, 2025	As at June 30, 2026
	RMB’000	RMB’000
Within 1 month	1,416,082	1,050,835
1 to 3 months	75,434	98,820
3 months to 1 year	47,601	30,685
Over 1 year	12,565	28,840
	1,551,682	1,209,180

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15.	Capital and reserves

(a)	Share capital and additional paid-in capital

As at June 30, 2026, analysis of the Company’s issued shares including treasury shares reserved for the share incentive plan, was as follows:

	Number of ordinary shares
	Outstanding shares	Treasury shares	Total issued shares	Share capital
				RMB’000
As at January 1, 2026	1,219,135,657	18,428,520	1,237,564,177	94
Issuance of shares in respect of vesting of restricted share units (i)	1,396,216	–	1,396,216	-	*
Exercise of share options and subscription of restricted share units (ii)	1,004,520	(1,004,520)	–	-	*
Repurchase of shares (Note 15(b))	(21,093,828)	21,093,828	–	–

As at June 30, 2026	1,200,442,565	38,517,828	1,238,960,393	94

*            The amount was less than RMB1,000.

Notes:

(i)	During the six months ended June 30, 2026, the Company issued 1,396,216 shares in respect of vesting of restricted share units.

(ii)	During the six months ended June 30, 2026, 1,004,520 of restricted share units and share options were vested and exercised, and were released from treasury shares into ordinary shares.

(b)	Repurchase and cancellation of shares

On August 30, 2024, the board of directors authorized a new share repurchase program under which the Company may repurchase up to HKD2 billion of its shares within a period of 12 months starting from August 30, 2024 (the “2024 Share Repurchase Program”). The validity of the 2024 Share Repurchase Program was subsequently extended to June 30, 2026, as announced on March 21, 2025.

During the six months ended June 30, 2026, the Company repurchased ordinary shares under the 2024 Share Repurchase Program as follows, and the cost of these shares held by the Group was recorded in treasury shares:

	Shares repurchased on the New York Stock Exchange				Shares repurchased on the Hong Kong Stock Exchange
Months	Number of shares repurchased	Highest price paid per share	Lowest price paid per share	Aggregate price paid	Number of shares repurchased	Highest price paid per share	Lowest price paid per share	Aggregate price paid
		USD	USD	USD’000		HKD	HKD	HKD’000
January 2026	414,468	4.88	4.60	1,979	557,800	38.00	36.30	20,908
February 2026	735,076	4.88	4.52	3,486	586,600	38.00	35.12	21,698
March 2026	1,384,152	4.43	3.83	5,764	1,380,200	35.48	30.10	45,225
April 2026	61,584	4.13	4.08	253	60,600	32.70	31.66	1,958
May 2026	374,400	3.17	3.09	1,182	1,180,800	25.78	24.42	30,054
June 2026	2,354,148	3.41	3.23	7,818	12,004,000	26.56	25.08	311,322
Total	5,323,828			20,482	15,770,000			431,165
Equivalent to RMB’000				140,957				376,636

(c)	Dividends

During the six months ended June 30, 2026, final cash dividends of USD0.0941 per ordinary share for the year ended December 31, 2025, amounting to USD114,484,000 (equivalent to RMB792,163,000), were declared and paid by the Company. The dividends were distributed from additional paid-in capital.

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PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the website of the HKEX at http://www.hkexnews.hk and our Company’s website at ir.miniso.com. The interim report of the Company for the six months ended June 30, 2026 will be made available for review on the above websites in due course.

By order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, August 28, 2026

As of the date of this announcement, the Board comprises Mr. YE Guofu as executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

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